March 2, 2012

Mr. Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Select Income REIT

Registration Statement on Form S-11 (SEC File No. 333-178720)

Dear Mr. McTiernan:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Select Income REIT that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on March 6, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between February 27, 2012 and March 6, 2012 the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated February 27, 2012 (the “Preliminary Prospectus”):

No. of Copies
Institutions	4,395
Others	1,582
Total	5,977

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MORGAN STANLEY & CO. LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
WELLS FARGO SECURITIES, LLC

By: MORGAN STANLEY & CO. LLC

By:	/s/ Tom Boyle
Name: Tom Boyle
Title: Vice President

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ James Scott
Name: James Scott
Title: Managing Director

By: WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

For themselves and as representatives of the other underwriters named in Schedule A of the Underwriting Agreement.